United States securities and exchange commission logo





                              December 23, 2022

       Todd Sanders
       Chief Executive Officer
       Spirits Capital Corporation
       100 Bayview Circle, Suite 4100
       Newport Beach, CA 92660

                                                        Re: Spirits Capital
Corporation
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted November
4, 2022
                                                            CIK No. 0001881767

       Dear Todd Sanders:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement on Form 1-A

       General

   1. Refer to your response to comment 1 that you do not intend to concurrently register a class of securities
under Section 12 of the Exchange Act. Please revise your disclosure accordingly. For
example, please remove your disclosure (i) on page 7 that "[o]nce this
                                                        Registration Statement
becomes effective . . . , [you] will become subject to the reporting requirements of Section
13(a) the Exchange Act[,] will be required to file annual reports on Form 10-K, quarterly
reports on Form 10-Q and current reports on Form 8-K, and . .
                                                        . will be required to
comply with all other obligations of the Exchange Act applicable to issuers filing
registration statements pursuant to Section 12(b) of the Exchange Act," (ii)
                                                        your disclosure on page
8 regarding your smaller reporting company status, (iii) your disclosure on page 16
that states that you are subject to the reporting requirements of the
                                                        Exchange Act, (iv) your
disclosure in the first risk factor on page 17 that indicates that
 Todd Sanders
FirstName  LastNameTodd
Spirits Capital Corporation Sanders
Comapany23,
December   NameSpirits
                2022     Capital Corporation
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         your are a reporting company under Section 12 of the Exchange Act, and
(v) your
         disclosure on page 34 that you are "currently required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934."
2. Refer to your response to comment 3. If you may create, hold, acquire, or offer additional crypto assets in the future, beyond the Security Tokens described in your offering circular:
             Please disclose the policies and procedures that you and your subsidiaries will use to determine whether any such are securities for purposes of the federal securities laws, or are likely to be deemed securities, and specifically disclose that any determination that you or your subsidiaries make in that regard is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body.
             Include a risk factor related to such policies and procedures that addresses the specific risks inherent in any policies and procedures for determining that any crypto assets are not securities and describe the potential regulatory risks under the U.S.
             federal securities laws if such crypto assets are determined to be securities, such as whether the company could become subject to regulation under the Investment
             Company Act or as a broker-dealer under the Securities Exchange
Act.
3. Refer to your response to comment 5. Please disclose how you will ensure that offers, sales and transfers of deeds will comply with the federal securities laws, including the specific exemption from registration upon which you intend to rely.
4. Please revise throughout to clearly disclose the stage of your operations so that investors understand the platforms and crypto assets that you and your subsidiaries have fully developed and that are currently in use, and, to the extent that your platforms, crypto assets or securities are not fully developed, please describe the current stage of development and the estimated timeline of when they will be fully developed.
5. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, since your last reporting period, including any material impact from the price volatility of crypto assets.
6. Please revise references to "OTCUS," "USOTC," "OTC US," and "OTCQB" to clarify the
         OTC tier on which your common stock is quoted. It appears your common stock is quoted on OTC Pink.
Risk Factors, page 10

7. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected or could affect how your business is perceived by potential investors, counterparties, and regulators, and whether there is or could be a material impact on your operations or financial condition.
 Todd Sanders
Spirits Capital Corporation
December 23, 2022
Page 3
8.       Describe any material risks to your business from the possibility of regulatory
         developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
9.       Describe any material risks related to safeguarding your, your
affiliates   , or your
         investors    crypto assets. Describe any material risks to your
business and financial
         condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
10. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
11. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
             Risk from depreciation in your stock price.
             Risk of loss of investor demand for your Security Tokens.
             Financing risk, including equity and debt financing.
             Risks of legal proceedings and government investigations, pending or known to be
             threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets.
Risks Related to Our Industry, page 17

12. Refer to your response to comment 8. Please expand the risk factor disclosure related to the volatility of the underlying assets as well as the risk of the destruction of the underlying assets. Provide additional risk factor disclosure regarding risks related to, and the potential failure of, technologies used in operation of the platform and the Security
         Tokens. In addition, to the extent that you will store users' assets on your platform or will use third parties to do so, disclose the risks related to such storage of crypto assets on your platform, including the risks to investors if you or your subsidiaries declare bankruptcy, and the risks related to the theft, loss, or hack of private keys.
The Company or its Third-Party Contractors may damage or misuse the private key management part of the platform, page 17

13. Explain what exactly the "maintenance and organization of the private key" entails and revise your Business section accordingly.
Cyber Security Breach could significantly Impair the Company, page 18
FirstName LastNameTodd Sanders
14. Describe here how a cybersecurity breach could impact you or your subsidiaries, your
Comapany   NameSpirits
       security          Capitalsecurity
                token platform,  Corporation
                                         tokens, private keys, and investors in
your security
       tokens.
December   23, 2022 Page 3
FirstName LastName
 Todd Sanders
FirstName  LastNameTodd
Spirits Capital Corporation Sanders
Comapany23,
December   NameSpirits
                2022     Capital Corporation
December
Page  4    23, 2022 Page 4
FirstName LastName
Business, page 22

15. Please provide a separate discussion in your offering circular that discloses all material terms of the Security Tokens and the rights of its holders. The following are examples only and are not intended to be exhaustive:
             Explain exactly what interests holders will have, for example whether they are receiving fractional interests in a specified barrel of whiskey, specified payments, or otherwise, explaining in sufficient detail.
             Explain the timing of how payments will be made and whether they will occur before or after you sell a barrel.
             Describe whether, and in what way, payments to security holders will depend upon your sale of the barrel and the amount of proceeds you receive from the sale of the barrel.
             Explain what voting rights Security Token holders have.
16. Refer to your response to comment 3. Disclose what party has custody of Security Token private keys during the twelve month holding period. Also state whether SWT's platform includes wallets in which investors can hold their Security Tokens and/or other crypto assets. Regarding each of these separate matters, describe the security and custody arrangements in your Business section, including:
             The level of insurance that covers loss or theft of investor assets and who is covered by such insurance (investors, you, custodians, or other parties).
             What party or parties store the crypto assets.
             The material terms of any agreements with third party custodians for the storage of crypto assets.
             Whether any party has inspection rights related to any crypto assets held by third parties.
             The types of storage utilized (hot or cold).
         In addition, address the related risks, in detail, in your risk factors section.
17.      Clarify what assets investors will be able to buy on SWT's platform.
18. Refer to your response to comments 4 and 9. Please revise your disclosure on page 22 to describe the "digital tracking mechanism, built on a blockchain platform" by which investors can digitally track and monitor a particular spirit during the applicable maturation process. In addition, please disclose what you mean by the "rates available for distributions." For example, disclose whether the holders of the Security Tokens receive distributions throughout the maturation process of the spirits represented by the Security
         Token, and if so, what these distributions are based upon. Also, disclose whether the
         "disclosed offered amount" that investors receive upon the sale of the asset refers to the amount received for the actual sale of the matured whiskey or a fixed amount specified at the time the Security Token is purchased by the investor, regardless of the value of the whiskey upon maturity, or some other amount. Finally, please disclose what you mean in your response letter that "in theory," upon the sale of the mature spirits, the token holder will receive the disclosed offered amount at the end of the maturity period by disclosing
 Todd Sanders
FirstName  LastNameTodd
Spirits Capital Corporation Sanders
Comapany23,
December   NameSpirits
                2022     Capital Corporation
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         the reasons why an investor may not receive the the disclosed offered amount at the end of the maturity period.
19. Refer to your response to comments 4 and 9. We note your disclosure that on page 22 that
         Security Token holders have the right to transfer tokens to their personal wallets off your platform after the twelve month holding period. Please tells us how you intend to confirm that the conditions under Rule 144 of the Securities Act have been satisfied, and how you will ensure that any transfer of such Security Tokens are done in compliance with the federal security laws. In addition, please disclose how SWT performs KYC/AML and any other compliance background checks prior to the sale or transfer of the Security Tokens.
         In addition, please disclose how token holders will be made aware of the end of the holding period and any actions the holders have to take to permit release of the tokens at the end of the holding period. Also disclose the process by which holders of Security
         Tokens transfer their tokens.
20. Refer to your response to comments 4 and 9. Please disclose how you verify and identify the holder of a Security Token so that the distributions are made to the holder of the
         Security Token and whether these distributions are made using crypto assets or fiat currency. Additionally, describe what distributions will occur with respect to the Security
         Tokens.
21. Refer to your response to comments 4 and 9. Please identify the crypto assets and fiat currency that investors may use to purchase the Security Tokens, and please disclose how
         SWT determines the value of the crypto assets used to purchase the Security Tokens. In addition, please disclose whether SWT intends to monetize the crypto assets it receives as payments, and, if so, its policies related to exchanging the crypto assets for other crypto assets or fiat currency. Also discuss who bears the risk of exchange rate fluctuations, you or Security Token subscribers, prior to the conversion of crypto assets paid during the subscription process.
22. Refer to your response to comment 10. Please expand this section to include a detailed discussion of the federal and state regulations applicable to your business, whether related to securities law or otherwise.
23. Refer to your response to comment 11. Please revise to include the substance of the response in your offering circular. In addition, please disclose the level of insurance for the barrels of Premium American Whiskey underlying the Cask Investment Deed and the rights and obligations as well as the risks related to the offering and ownership of the deeds. Also disclose your policies related to the purchase, sale, storage and valuation of the whiskey barrels.
24. Refer to your response to comment 12. Please revise your offering circular to disclose the number of Cask Investment Deeds and Security Tokens that are outstanding as of the most practicable date. In this regard, we note your disclosure in your response letter that as of
         November 4, 2022 you had 400 Cask Investment Deed outstanding and no Security
         Tokens outstanding. Please disclose the maturity dates of the outstanding Cask
 Todd Sanders
FirstName  LastNameTodd
Spirits Capital Corporation Sanders
Comapany23,
December   NameSpirits
                2022     Capital Corporation
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         Investment Deeds. In addition, your disclosure in your offering circular that "SWT has only created one securitized token in tandem with a spirits offering under Regulation D"
         appears to be inconsistent with your response that no Security Tokens are outstanding.
         Please revise the disclosure in your offering circular for clarity.
25. Please file, and disclose the material terms, of all material contracts with third-party contractors or organizations that allow you or your subsidiaries to maintain your Ethereum based token platform and Securitized Tokens monitoring program, as referenced on page
         17.
26. You state that "lost Security Tokens occurring off our platform are not retrievable."
         Please disclose what will happen to any payments, distributions, or "offered amount" you send to Security Token holders, and where those payments will go, if a Security Token is lost.
27. Explain how Each Security Token can hold the same value while also be linked to an individual "applicable barrel." Explain, for example, how all Security Tokens will have the same value if a barrel linked to a particular Security Token is lost, contaminated, damaged, or destroyed.
28. To the extent material, discuss how the bankruptcies of certain crypto asset market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, and counterparties, either directly or indirectly.
29. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
30. If material to an understanding of your business, discuss any steps you will take to safeguard the crypto assets on your platform and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including investor assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
31. Please expand the disclosure in your Business section to give a materially complete picture of the operations and planned operations of your subsidiaries. While material disclosure regarding the issuance of securities by those businesses is important to investors, you should also describe the other material aspects of those businesses. To the extent those subsidiaries operate or plan to operate spirits businesses, provide a
 Todd Sanders
Spirits Capital Corporation
December 23, 2022
Page 7
         description of those businesses. Please also explain any differences between the operations of those businesses.
32. Please provide a separate discussion in your offering circular that explains how the Cask
         Investment Deed works. Disclose all material terms and the rights of holders. Also describe whether, and how, each deed is linked to a particular barrel. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

33. We note that you intend to own or issue crypto assets and/or hold crypto assets on your platform. To the extent material, explain whether these crypto assets could serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, disclose the potential nature of your relationship for loans with parties other than third-parties. State whether there would be any encumbrances on the collateral. Discuss whether further current crypto asset market disruptions could affect the value of the underlying collateral.
34. To the extent material, explain whether, to your knowledge, crypto assets you will issue
         may serve as collateral for any other person   s or entity   s loan,
margin, rehypothecation or
         similar activity. If so, discuss whether further current crypto asset market disruptions could impact the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.
Plan of Operations, page 25

35. Refer to your response to comment 13. We note your disclosure that you plan to use a significant portion of the net proceeds of the offering to "put down deposits on barrel allocations" with multiple distilleries, which will be used as the underlying assets for your
       Cask Investment Deeds and Security Tokens. Please disclose the rights you receive pursuant to the "deposits" you place on the barrel allocations, including the percentage of the total price you owe the distilleries after you provide the deposit and when the total price is paid to the distillery. In addition, we note your disclosure that, "at this time, [you]
       cannot reliably estimate the nature, timing or aggregate amount of" the costs related to the deposits on barrel allocations and that "you intend to continue to build [y]our corporate and operational infrastructure to build interests in [y]our product and service offerings."
FirstName LastNameTodd Sanders
       Please revise to expand your disclosure to disclosure the corporate and operational
Comapany    NameSpirits
       infrastructure  youCapital
                           hope toCorporation
                                     build and an estimate of the amount of
time each step of the
       process
December        will take.
           23, 2022   Page 7
FirstName LastName
 Todd Sanders
FirstName  LastNameTodd
Spirits Capital Corporation Sanders
Comapany23,
December   NameSpirits
                2022     Capital Corporation
December
Page  8    23, 2022 Page 8
FirstName LastName
      Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
3859 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Finance
cc:      Noble Freeman